Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES

SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2011	2010	2009	2008	2007
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$225	$211	$176	$179	$185
Add interest element implicit in rentals	285	288	296	296	302

	510	499	472	475	487
Interest capitalized	1	0	0	0	0

Total fixed charges	$511	$499	$472	$475	$487

Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($1,751)	$166	$391	$415	$1,423
Deduct undistributed net income of unconsolidated companies	27	17	11	11	13

	(1,778)	149	380	404	1,410
Add
Fixed charges (excluding interest capitalized)	510	499	472	475	487

Income before fixed charges and income taxes	($1,268)	$648	$852	$879	$1,897

Ratio of income to fixed charges	(2.48)	1.30	1.81	1.85	3.90